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Filed Pursuant to Rule 424(b)(3)
File No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 7 Dated February 28, 2013
To Prospectus Dated April 30, 2012

            This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2012 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment Plan

            As detailed in the Prospectus, we are offering up to $1,237,500,000 in shares of our common stock, including $237,500,000 in shares of common stock through our distribution reinvestment plan. As of February 25, 2013, we have issued 19,613,588 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $195,324,421. In addition, as of February 25, 2013, we have issued 323,115 shares of common stock ($3,069,595) pursuant to our distribution reinvestment plan.

Acquisitions

The following section supplements the discussion contained in the "Prospectus Summary—Description of Properties" section, which begins on page 6 of the Prospectus.

            In December 2012, we completed the acquisition of the Courtyard San Diego Mission Valley/Hotel Circle ("Courtyard San Diego Mission Valley") from Gaslamp Holdings, LLC, an unaffiliated third party, for $85,000,000. The 317 room select-service hotel is located in San Diego's Hotel Circle. The hotel is managed by a third party that will receive management fees. In connection with this transaction, we paid to the advisor an acquisition fee of $2,220,509.

            In February 2013, we completed the acquisition of five select-service hotels within the Hilton Worldwide portfolio of brands (the "Hilton Southeast Portfolio") from entities managed by Fairwood Capital, LLC, an unaffiliated third party, for $94,300,000. The properties are located in Georgia, Tennessee, Alabama, Texas and Louisiana and include the 119-room Hampton Inn & Suites Atlanta-Downtown, the 144-room Hampton Inn & Suites Memphis-Beale Street, the 133-room Hampton Inn Birmingham-Colonnade, the 105-room Hampton Inn & Suites Legacy Park-Frisco and the 131-room Hilton Garden Inn Baton Rouge Airport. The hotels are managed by third parties that will receive management fees. In connection with this transaction, we paid to the advisor an acquisition fee of $2,572,681.

Description of the Properties

The following section supplements the discussion contained in the "Description of Properties" section, which begins on page 109 of the Prospectus.

Courtyard San Diego Mission Valley

Acquisition

            In December 2012, we completed the acquisition of the Courtyard San Diego Mission Valley from Gaslamp Holdings, LLC, an unaffiliated third party. The 317 room select-service hotel is located in San Diego's Hotel Circle and includes approximately 7,000 square feet of meeting space, Bistro Café restaurant with Starbucks espresso bar, lounge, 24-hour Market, business center, fitness center, outdoor pool and whirlpool and 349 parking spaces.

            The hotel is managed by Evolution Hospitality, LLC, which receives management fees.

            The occupancy, ADR, and RevPAR of the property for 2009 through January 2013 are illustrated in the table below. The hotel was closed for renovations during 2008.

Courtyard San Diego Mission Valley
Year	Occupancy (1)	ADR (2)	RevPAR (3)

2009	76.5%	$107.67	$82.37
2010	84.5%	$113.04	$95.57
2011	85.4%	$116.36	$99.31
2012	85.0%	$124.79	$106.11
2013 (through January)(4)	78.0%	$125.75	$98.10
  (1)
  Occupancy is the percentage of rooms sold divided by rooms available.
  (2)
  ADR is room revenues divided by rooms sold, displayed as the average rental rate for a single room.
  (3)
  RevPAR is room revenue divided by available rooms.
  (4)
  The occupancy, ADR and RevPAR through January may not be indicative of these measures for the full year due to seasonality generally experienced by hotel properties.

Purchase Terms

            We acquired the Courtyard San Diego Mission Valley for $85,000,000. In connection with this transaction, we also paid acquisition fees of $2,220,509 to our advisor and other acquisition related costs of $1,884,575.

Description of Financing

            The Courtyard San Diego Mission Valley obtained $51,500,000 of new, non-recourse debt financing. The interest rate is effectively fixed at 4.6% via an interest rate swap agreement. The maturity date of the loan is December 6, 2017. The debt is interest only until January 2014, at which time quarterly principal payments of $270,000 commence. The quarterly principal payments continue until maturity. There is a balloon payment of $47,180,000 upon maturity.

Description of Property Operator

            The hotel is managed by Evolution Hospitality, LLC. Evolution Hospitality has advised us that, as of the date of this supplement, it manages 17 hotels.

Description of Proposed Renovation and Tax Costs

            The hotel was completely renovated in 2008 and has no significant renovations planned in the near term. Total taxes for the Courtyard San Diego Mission Valley for the year ended December 31, 2012 were $535,190, which were levied at a rate of approximately 1.1% of the assessed value.

Hilton Southeast Portfolio

Acquisition

            In February 2013, we completed the acquisition of the Hilton Southeast Portfolio from entities managed by Fairwood Capital, LLC, an unaffiliated third party. The properties are located in Georgia, Tennessee, Alabama, Texas and Louisiana and include the 119-room Hampton Inn & Suites Atlanta-Downtown, the 144-room Hampton Inn & Suites Memphis-Beale Street, the 133-room Hampton Inn Birmingham-Colonnade, the 105-room Hampton Inn & Suites Legacy Park-Frisco and the 131-room Hilton Garden Inn Baton Rouge Airport. CWI's investment in the properties is approximately $104,300,000 in the aggregate, inclusive of investment-related costs and $64,500,000 of debt.

            The occupancy, ADR, and RevPAR of the properties for 2008 through January 2013 are illustrated in the table below.

Hampton Inn & Suites Atlanta-Downtown
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2008	70.9%	$139.03	$98.59
2009	60.1%	$131.89	$79.22
2010	69.0%	$136.74	$94.31
2011	63.3%	$127.46	$80.62
2012	71.5%	$137.11	$98.00
2013 (through January)(4)	78.6%	$152.61	$119.89

Hampton Inn & Suites Memphis-Beale Street
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2008	75.0%	$164.84	$123.59
2009	71.4%	$153.05	$109.30
2010	72.7%	$150.83	$109.59
2011	76.2%	$152.19	$116.10
2012	81.0%	$157.97	$127.91
2013 (through January)(4)	81.3%	$164.03	$132.66

Hampton Inn Birmingham-Colonnade
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2008	78.8%	$115.42	$90.93
2009	72.6%	$100.79	$73.18
2010	70.5%	$98.24	$69.25
2011	67.3%	$98.51	$66.26
2012	66.9%	$100.39	$67.13
2013 (through January)(4)	59.1%	$100.07	$59.12

Hampton Inn & Suites Legacy Park-Frisco
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2008	77.4%	$118.15	$91.43
2009	70.5%	$104.14	$73.42
2010	73.3%	$99.19	$72.72
2011	76.0%	$105.23	$79.98
2012	74.2%	$108.76	$80.71
2013 (through January)(4)	67.4%	$118.22	$79.65

Hilton Garden Inn Baton Rouge Airport
Year	Occupancy(1)	ADR(2)	RevPAR(3)

2008	84.3%	$113.80	$95.89
2009	73.4%	$106.97	$78.48
2010	74.3%	$102.14	$75.89
2011	68.1%	$100.50	$68.42
2012	69.0%	$109.92	$75.82
2013 (through January)(4)	56.1%	$111.03	$62.31
  (1)
  Occupancy is the percentage of rooms sold divided by rooms available.
  (2)
  ADR is room revenues divided by rooms sold, displayed as the average rental rate for a single room.
  (3)
  RevPAR is room revenue divided by available rooms.
  (4)
  The occupancy, ADR and RevPAR through January may not be indicative of these measures for the full year due to seasonality generally experienced by hotel properties.

Purchase Terms

            We acquired the Hilton Southeast Portfolio for $94,300,000. In connection with this transaction, we paid an acquisition fee of $2,572,681 to our advisor and other acquisition related costs of $3,437,290. Additionally, we funded a capital improvement reserve of $3,193,602 and working capital of $695,000.

Description of Financing

            CWI obtained five individual mortgage loans totaling $64,500,000. The loans are non-recourse, with annual interest rates fixed at approximately 4.1%, and do not contain cross-default provisions. All five loans mature on March 1, 2018.

Description of Property Operators

            The Hampton Inn & Suites Atlanta-Downtown, Hampton Inn & Suites Memphis-Beale Street, and Hampton Inn Birmingham-Colonnade hotels will be managed by Crescent Hotels & Resorts. Crescent Hotels & Resorts has advised us that it is an owner, investor and third-party operator of hotels and resorts and currently operates approximately 62 hotels and resorts with approximately 13,000 rooms in 27 states, Canada and the Caribbean. Crescent Hotels & Resorts also manages our Lake Arrowhead Resort & Spa hotel.

            The Hampton Inn & Suites Legacy Park-Frisco and Hilton Garden Inn Baton Rouge Airport hotels will be managed by HRI Lodging Inc., an affiliate of HRI, which is an equity partner in the Hyatt French Quarter and Hilton Garden Inn New Orleans French Quarter hotels. HRI Lodging also manages the Hyatt French Quarter and Hilton Garden Inn New Orleans French Quarter hotels.

Description of Proposed Renovation and Tax Costs

            The hotels, which were constructed between 1994 and 2004, were substantially renovated between 2010 and 2012 and have no significant renovations planned in the near term. Total taxes for the Hilton Southeast Portfolio for the year ended December 31, 2012 were as follows:

	2012 Taxes	Assessed Real Estate Tax Value	% of Assessed Value

Hampton Inn & Suites Atlanta Downtown	$164,593	$3,409,010	4.8%
Hampton Inn & Suites Memphis Beale Street (1)	54,711	634,620	8.6%
Hampton Inn Birmingham Colonnade	102,984	1,477,680	7.0%
Hampton Inn & Suites Frisco Legacy Park	56,777	7,203,323	0.8%
Hilton Garden Inn Baton Rouge Airport	117,246	1,008,150	11.6%
	$496,311

(1) Under PILOT lease with Memphis Center City Revenue Finance Corporation, which sets assessment for Real Property Taxes at $90,600.

Insurance

            We believe that each of our properties is adequately covered by insurance.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-149899
CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 7 Dated February 28, 2013 To Prospectus Dated April 30, 2012
RECENT DEVELOPMENTS